

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

William S. Daugherty
Chairman and Chief Executive Officer
NGAS Resources, Inc.
120 Prosperous Place, Suite 201
Lexington, Kentucky 40509

> **Re: NGAS Resources, Inc.**
> **Form PRER14A**
> **Filed March 4, 2011**
> **File No. 0-12185**

Dear Mr. Daugherty:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief